Exhibit 99.1

BOS Reports Third Quarter of the Year 2022 Financial Results

Growth of 13% in Revenues as compared to the Third Quarter of 2021

RISHON LE ZION, Israel, November 30, 2022 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the third quarter of the year 2022.

Revenues for the third quarter of 2022 grew by 13% to $9 million from $8 million in the comparable quarter last year.

Gross profit margin for the third quarter of 2022 improved to 22.1%, compared to 19.6% in the comparable quarter last year.

Operating profit for the third quarter amounted to $235,000 compared to an operating profit of $96,000 in the comparable quarter last year.

EBITDA for the third quarter amounted to $352,000 compared to $178,000 in the comparable quarter last year.

Net income for the third quarter of 2022 amounted to $274,000 or $0.05 per basic share compared to $87,000 or $0.02 per basic share in the comparable quarter last year.

Eyal Cohen, BOS’s CEO stated: “We concluded the first nine months of 2022 with $30 million of revenues, EBITDA of $1.6 million and net income of $745,000. Financial expenses during that period included a cost of $342,000 that was attributed to foreign exchange differences between the Israeli NIS and the US dollar.

These results are in line with our financial targets for the year 2022, which are revenues of over $39 million (compared to $33.6 million in the year 2021) and net income in excess of $1 million (compared to a net income of $451,000 in the year 2021.)”

Ziv Dekel, BOS’s Chairman stated: “During the first nine months of 2022, the Company continued the execution of its turnaround process, which has led to encouraging financial results. Led by Eyal, BOS’ management is focused on growth initiatives, and is working diligently towards realizing its potential.”

BOS will host a conference call on Wednesday, November 30, 2022, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS provides services and systems for inventory production and management in three channels:

●	Services – The Supply Chain division provides inventory procurement and kitting.

●	Integration – the RFID division provides off-the-shelf software and equipment to track and manage inventory in the production floor and warehouse.

●	Development – the Intelligent Robotics division develops and builds custom-made robotic cells for industrial and logistic processes.

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Robotics business line) and of Dagesh Inventory Counting and Maintenance Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$30,183	$24,555	$9,045	$7,998
Cost of revenues	23,713	19,697	7,046	6,423
Gross profit	6,470	4,858	1,999	1,575
Operating costs and expenses:
Research and development	128	154	40	40
Sales and marketing	3,599	2,902	1,215	973
General and administrative	1,508	1,343	509	466
Total operating costs and expenses	5,235	4,399	1,764	1,479

Operating income	1,235	459	235	96
Financial expenses, net	(532)	(107)	(3)	(9)
Other income, net	42	-	42	-
Income before taxes on income	745	352	274	87
Taxes on income	-	(1)	-	-
Net income	$745	$351	$274	$87

Basic and diluted net income per share	$0.14	$0.07	$0.05	$0.02
Weighted average number of shares used in computing basic net income per share	5,498	5,201	5,702	5,223
Weighted average number of shares used in computing diluted net income per share	5,542	5,421	5,729	5,613

Number of outstanding shares as of September 30, 2022 and2021	5,702	5,237	5,702	5,237

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,213	$1,875
Restricted bank deposits	129	242
Trade receivables	10,405	9,209
Other accounts receivable and prepaid expenses	1,177	977
Inventories	6,340	5,567

Total current assets	19,264	17,870

LONG-TERM ASSETS	257	150

PROPERTY AND EQUIPMENT, NET	3,037	1,097

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	1,172	944

OTHER INTANGIBLE ASSETS, NET	517	20

GOODWILL	4,895	4,676

Total assets	$29,142	$24,757

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans	$360	$-
Current maturities of long-term loans	577	740
Operating lease liabilities, current	361	538
Trade payables	6,888	5,200
Employees and payroll accruals	872	996
Deferred revenues	471	917
Advances net of inventory in process	215	249
Accrued expenses and other liabilities	402	112

Total current liabilities	10,146	8,752

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,430	681
Operating lease liabilities, non-current	822	565
Long-term deferred revenues	415	132
Accrued severance pay	245	280

Total long-term liabilities	2,912	1,658

TOTAL SHAREHOLDERS’ EQUITY	16,084	14,347

Total liabilities and shareholders’ equity	$29, 142	$24,757

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Operating income	$1,235	$459	$235	$96
Add:
Amortization of intangible assets	76	15	31	5
Stock-based compensation	75	44	25	13
Depreciation	179	175	61	64
EBITDA	$1,565	$693	$352	$178

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2022

Revenues	$11,046	$18,442	695		$30,183

Gross profit (loss)	2,591	3,881	(2)	-	6,470

Allocated operating expenses	1,889	2,436	347	-	4,672

Unallocated operating expenses*		-	-		563

Income (loss) from operations	$702	$1,445	$(349)	-	1,235

Financial expenses and tax on income and other income, net					(490)

Net income					$745

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Nine months ended September 30, 2021

Revenues	$9,193	$14,168	1,340	$(146)	$24,555

Gross profit (loss)	2,212	2,683	(37)	-	4,858

Allocated operating expenses	1,641	1,788	452	-	3,881

Unallocated operating expenses*	-	-	-		518

Income (loss) from operations	$571	$895	$(489)	-	459

Financial expenses and tax on income					(108)

Net income					$351

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2022

Revenues	$3,352	$5,570	$123		$9,045

Gross profit	676	1,306	17	-	1,999

Allocated operating expenses	636	851	76	-	1,563

Unallocated operating expenses*					201

Income (loss) from operations	$40	$455	$(59)	-	235

Financial income and tax on income and other income, net					39

Net income					$274

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended September 30, 2021

Revenues	$2,871	$4,919	$304	$(96)	$7,998

Gross profit (loss)	660	984	(69)	-	1,575

Allocated operating expenses	529	640	116	-	1,285

Unallocated operating expenses*					194

Income (loss) from operations	$131	$344	$(185)	-	96

Financial expenses and tax on income					(9)

Net income					$87

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.